Banco Itaú Holding Financeira S.A.

A Publicly Listed Company	CNPJ. 60.872.504/0001-23

Announcement to the Market

Trading of Own Shares for Treasury
Month: September 2005

1.	On November 18, 2004, in keeping with the best Corporate Governance practice, Banco Itaú Holding Financeira S.A. (Itaú Holding) voluntarily disclosed its “Operating Rules for the Trading of Own Shares for Treasury” (“Rules”).

2.	Item 2.1.3 of the “Rules” established the obligation to make monthly disclosure of the volumes of own shares traded on stock exchanges by Itaú Holding, and minimum, average and maximum prices.

3.	We inform the capital market entities the prices and the volume traded by Itaú Holding for transactions in its own shares for treasury during the month of September 2005:

		Prices - R$ per Share
	Trading Volume	Minimum	Maximum	Average
Common Shares	98,246	455.00	455.00	455.00
Preferred Shares	-	-	-	-

4.	We would remind readers that historical data is available in the organization’s Investor Relations site (www.itauri.com.br).

São Paulo-SP, October 6 2005.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer